NO ACT

P.E. 12/19/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005312

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 19, 2014

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to Citigroup by John Chevedden. We also have received a letter from the proponent dated January 2, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 22, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 19, 2014

The proposal asks the company to take the steps necessary to adopt a bylaw to exclude from the audit committee any director who was a director at a public company while that company filed for reorganization under Chapter 11 of the federal bankruptcy law.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 2, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Citigroup Inc. (C)
Prohibit Bankruptcy History for Audit Committee Members
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

Contrary to the company claim the proposal does not state that Judith Rodin and Joan Spero are not qualified to be directors.

The proposal allows great flexibility with the provision:
"The board would have the discretion to phase in this requirement as soon as a qualified replacement candidate or candidates can be selected."

Flexibility is also enhanced by this sentence:
"This would permit temporary deviation from this bylaw if the board publicly discloses that the only qualified audit committee member or members are directors with such a bankruptcy history."

The proposal is clear in its application since filing for reorganization under Chapter 11 is accomplished in one day.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Shelley Dropkin <dropkins@citi.com>

[C: Rule 14a-8 Proposal, October 16, 2014]

Proposal 4 – Prohibit Bankruptcy History for Audit Committee Members

RESOLVED, shareholders ask that our Company take the steps necessary to adopt a bylaw to exclude from the company board of directors' audit committee any director who was a director at a public company while that company filed for reorganization under Chapter 11 of the federal bankruptcy law. The board would have the discretion to phase in this requirement as soon as a qualified replacement candidate or candidates can be selected. This would permit temporary deviation from this bylaw if the board publicly discloses that the only qualified audit committee member or members are directors with such a bankruptcy history.

Chapter 11 of the federal bankruptcy law allows corporations in financial difficulty to restructure its operations and reduce debt in ways that cause losses to stockholders and creditors. In 2014 Judith Rodin was a member of our audit committee. Ms. Rodin was previously a director at AMR Corporation when AMR filed for reorganization under Chapter 11 of the federal bankruptcy law. Joan Spero is another Citi director who has a bankruptcy history. Ms. Spero was a director at Delta Air Lines when Delta filed for reorganization under Chapter 11 of the federal bankruptcy law. Under our current rules the Citi board could appoint Ms. Spero to the audit committee right after the annual meeting.

In the future our board can select new directors who have such a bankruptcy record who thereafter may or may not be assigned to the audit committee. Thus it is important to have this bylaw apply to current directors and directors selected in the future.

Please vote to protect shareholder value:

Prohibit Bankruptcy History for Audit Committee Members – Proposal 4.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 19, 2014

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from John Chevedden

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by John Chevedden (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2015 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2015 annual meeting of stockholders. The Proponent's address, email address and telephone number are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(6) and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2015 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2015 Proxy Materials. The Company intends to file its 2015 Proxy Materials on or about March 18, 2015.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Rohan Weerasinghe
Corporate Secretary
Citigroup Inc. (C)
399 Park Ave.
New York NY 10043
Phone: 212 559-1000

Dear Mr. Weerasinghe,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 14, 2014
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Shelley Dropkin <dropkins@citi.com>
Deputy Corporate Secretary
FX: 212-793-7600
Paula F. Jones <jonesp@citigroup.com>
Senior Attorney

[C: Rule 14a-8 Proposal, October 16, 2014]

Proposal 4 – Prohibit Bankruptcy History for Audit Committee Members

RESOLVED, shareholders ask that our Company take the steps necessary to adopt a bylaw to exclude from the company board of directors' audit committee any director who was a director at a public company while that company filed for reorganization under Chapter 11 of the federal bankruptcy law. The board would have the discretion to phase in this requirement as soon as a qualified replacement candidate or candidates can be selected. This would permit temporary deviation from this bylaw if the board publicly discloses that the only qualified audit committee member or members are directors with such a bankruptcy history.

Chapter 11 of the federal bankruptcy law allows corporations in financial difficulty to restructure its operations and reduce debt in ways that cause losses to stockholders and creditors. In 2014 Judith Rodin was a member of our audit committee. Ms. Rodin was previously a director at AMR Corporation when AMR filed for reorganization under Chapter 11 of the federal bankruptcy law. Joan Spero is another Citi director who has a bankruptcy history. Ms. Spero was a director at Delta Air Lines when Delta filed for reorganization under Chapter 11 of the federal bankruptcy law. Under our current rules the Citi board could appoint Ms. Spero to the audit committee right after the annual meeting.

In the future our board can select new directors who have such a bankruptcy record who thereafter may or may not be assigned to the audit committee. Thus it is important to have this bylaw apply to current directors and directors selected in the future.

Please vote to protect shareholder value:

Prohibit Bankruptcy History for Audit Committee Members – Proposal 4.

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. FISMA & OMB Memorandum M-07-16 ***

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

October 16, 2014

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

Citigroup Inc. (the "Company") acknowledges receipt of the stockholder proposal (the "Proposal") submitted by you pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy statement for its 2015 Annual Meeting of Stockholders (the "Annual Meeting").

Please note that your submission contains certain procedural deficiencies. Rule 14a-8(b) requires that in order to be eligible to submit a proposal, a stockholder must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the proposal is submitted. The Company's records do not indicate that you are the record owner of the Company's shares, and we have not received other proof that you have satisfied this ownership requirement.

In order to satisfy this ownership requirement, you must submit sufficient proof that you held the required number of shares of Company stock continuously for at least one year as of the date that you submitted the Proposal. October 16, 2014 is considered the date you submitted the Proposal. You may satisfy this proof of ownership requirement by submitting either:

- A written statement from the "record" holder of your shares (usually a broker or bank) verifying that you held the required number of shares of Company stock continuously for at least one year as of the date you submitted the Proposal (i.e., **October 16, 2014**), or
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of shares of Company stock as of or before the date on which the one-year eligibility period begins, (i) a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership and (ii) a written statement that you continuously held the required number of shares for the one-year period.

If you plan to demonstrate your ownership by submitting a written statement from the "record" owner of your shares, please be aware that most large U.S. banks and brokers deposit customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. DTC is also sometimes known by the name of Cede & Co., its nominee. Under SEC Staff Legal Bulletins Nos. 14F and 14G, only DTC participants (and their affiliates) are viewed as "record" holders of securities that are deposited at DTC. Accordingly, if your shares are held through DTC, you must submit proof of ownership from the DTC participant (or an affiliate thereof) and may do so as follows:

- If your bank or broker is a DTC participant or an affiliate of a DTC participant, you need to submit a written statement from your bank or broker verifying that you continuously held the required number of shares of Company stock for at least one year as of the date the Proposal was submitted. You can confirm whether your bank or broker is a DTC participant or an affiliate of a DTC participant by asking your bank or broker or by checking the DTC participant list, which is currently available at [http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx].
- If your bank or broker is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant through which your shares are held. You should be able to find out the identity of the DTC participant by asking your bank or broker. In addition, if your broker is an "introducing broker," you may be able to find out the identity of the DTC participant by reviewing your account statements because the "clearing broker" listed on those statements will generally be a DTC participant. It is possible that the DTC participant that holds your shares may only be able to confirm the holdings of your bank or broker and not your individual holdings. In that case, you will need to submit two proof of ownership statements verifying that the required number of shares were continuously held for at least one year as of the date you submitted the Proposal: (i) a statement from your bank or broker confirming your ownership and (ii) a separate statement from the DTC participant confirming your bank or broker's ownership.

The response to this letter, correcting all procedural deficiencies noted above, must be postmarked, or electronically transmitted, no later than 14 days from the date you receive this letter. Please address any response to my attention at: Citigroup Inc., 601 Lexington Ave., 19th Floor, New York, NY 10022. You may also transmit it to me by facsimile at (212) 793-7600 or dropkins@citi.com or jonesp@citi.com. For your reference, I have enclosed a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

Enclosures

ENCLOSURE 1

RULE 14A-8 OF THE SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?
(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).
(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?
(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (*i*)(1):

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (*i*)(2):

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:
(i) Would disqualify a nominee who is standing for election;
(ii) Would remove a director from office before his or her term expired;
(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (*i*)(9):

A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (*i*)(10):

A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?
(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
(2) The company must file six paper copies of the following:
(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

ENCLOSURE 2

SECURITIES & EXCHANGE COMMISSION STAFF LEGAL BULLETIN NO. 14F



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at **https://tts.sec.gov/cgi-bin/corp_fin_interpretive.**

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Paula F. Jones
Associate General Counsel
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 3863
F 212 793 7600
dropkins@citi.com



VIA UPS

October 21, 2014

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We sent you a deficiency notice on October 16, 2014 to your email address at FISMA & OMB Memorandum M-07-16 and your address at ISMA & OMB Memorandum M-07-16 *** understand the letter included the wrong apartment number. Please accept my apologies for any inconvenience. The attached deficiency letter, which is incorporated herein by reference, highlights the deficiencies in your proposal: namely, the need for you to provide proof of ownership of your stock. Please send us the proof of ownership requested in the attached deficiency letter. Because we are mailing this letter to your correct address as of today, October 21, 2014, your proof of ownership must be provided within 14 days of your receipt of this letter. Specifically, your response, correcting all deficiencies, must be postmarked, or electronically transmitted, no later than 14 days from the date you receive this letter. Please address any response to Citigroup Inc., 601 Lexington Ave., 19th Floor, New York, NY 10022. You may also transmit your response to Shelley Dropkin's attention by facsimile at (212) 793-7600 or by electronic transmission to dropkins@citi.com or jonesp@citi.com.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-3863.

Very truly yours,

Paula F. Jones
Associate General Counsel, Corporate Governance

Enclosures

Personal Investing   P.O. Box 770001
Cincinnati, OH 45277-0045



Post-it® Fax Note 7671	Date 10-22-14 # of pages ▶
To Shelley Dropkin	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-793-7600	Fax #

October 22, 2014

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 30.000 shares of Huntington Ingalls Industries, Inc. (CUSIP: 446413106, trading symbol: HII) and no fewer than 80.000 shares of Expeditors International of Washington (CUSIP: 302130109, trading symbol: EXPD) since July 1, 2013 (in excess of fifteen months). I can also confirm that Mr. Chevedden has continuously owned no fewer than 75.000 shares of Citigroup, Inc. (CUSIP: 172967424, trading symbol: C) since September 19, 2013 (in excess of twelve months), 50.000 shares of Eastman Chemical Company (CUSIP: 277432100, trading symbol: EMN) since September 23, 2013 (in excess of twelve months), no fewer than 75.000 of AGL Resources, Inc. (CUSIP: 001204106, trading symbol: GAS) since October 11, 2013 (in excess of twelve months) and no fewer than 250.000 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) since October 11, 2013 (in excess of twelve months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968145-22OCT14

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges that the Company adopt a bylaw that would exclude a director who had been a director of a public company while that company filed for reorganization under Chapter 11 of the federal bankruptcy code (a "Bankruptcy Petition") from service on the Audit Committee of the Company's Board of Directors (the "Audit Committee"). The Proposal would grant the Board of Directors discretion to phase in this requirement as soon as qualified replacement candidates can be selected. The Proposal indicates that this "phase in" provision would permit temporary deviation from the bylaw if the Board of Directors publicly discloses that the only qualified Audit Committee members are directors who previously served as directors of a company while it filed a Bankruptcy Petition.[1]

The Company believes it may exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(6) and Rule 14a-8(i)(3).

THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(8) BECAUSE IT QUESTIONS THE COMPETENCE, BUSINESS JUDGMENT AND CHARACTER OF CERTAIN DIRECTORS.

Rule 14a-8(i)(8) permits a company to exclude a proposal if, among other reasons, the proposal "[q]uestions the competence, business judgment, or character of one or more nominees or directors."[2] The fundamental policy underlying Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . since other proxy rules, including Rule 14a-11 [the predecessor of Rule 14a-12], are applicable thereto." *SEC Release No. 34-12598* (July 7, 1976).

The Proposal explicitly and unfairly targets Judith Rodin and Joan Spero for their service as outside directors of legacy airline carriers (in the case of Dr. Rodin, AMR

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[1] The Proposal reads in its entirety as follows:

> RESOLVED, shareholders ask that our Company take the steps necessary to adopt a bylaw to exclude from the company board of directors' audit committee any director who was a director at a public company while that company filed for reorganization under Chapter 11 of the federal bankruptcy law. The board would have the discretion to phase in this requirement as soon as a qualified replacement candidate or candidates can be selected. This would permit temporary deviation from this bylaw if the board publicly discloses that the only qualified audit committee member or members are directors with such a bankruptcy history.

The Proposal and the full supporting statement are attached hereto.

[2] *See also SEC Release No. 34-56914* (Dec. 6, 2007) ("[A] proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of . . . questioning the competence or business judgment of one or more directors . . . ."); *SEC Release 34-62764* (Aug. 25, 2010) (stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors").

Corporation, the parent company of American Airlines, and, in the case of Ms. Spero, Delta Air Lines). As is well known, the airline industry has faced a series of troubles and has seen numerous bankruptcies over the last decade due to challenges particular to that industry.[3] The implicit suggestion of the Proposal is that Dr. Rodin and Ms. Spero's service as directors of these companies calls into question their competence to serve as a director or as a member of the Audit Committee. This attack is unjustified, unfair and is not appropriate in a Rule 14a-8 proposal. As described in the Company's proxy materials for its 2014 annual meeting of stockholders, both Dr. Rodin and Ms. Spero are highly qualified individuals who have ably served as directors of the Company.[4] The Proposal's implicit attack on Dr. Rodin and Ms. Spero's competence is precisely the type of attempt to influence a corporate election that Rule 14a-8(i)(8) is meant to avoid.[5]

The Company recognizes that the Proposal is facially neutral. However, the Staff has consistently concurred that facially neutral proposals may be excluded from proxy materials in reliance on Rule 14a-8(i)(8) when the supporting statement demonstrates an intent to question the competence, business judgment or character of named directors. *See Rite Aid Corporation* (avail. Apr. 1, 2011) (concurring that a facially neutral proposal could be excluded under Rule 14a-8(i)(8) where the supporting statement criticized the business judgment and competence of certain directors); *Exxon Mobil Corporation* (avail. Mar. 20, 2002) (concurring that a proposal was excludable under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the judgment of the chairman of the board, who planned to stand for re-election); *Black & Decker Corp.* (avail. Jan. 21, 1997) (concurring that a proposal to separate the position of chairman and CEO could be excluded in reliance on Rule 14a-8(i)(8) where the supporting statement questioned the business judgment, competence and service of the CEO standing for re-election).

Like these facially neutral proposals, when the Proposal is read together with its supporting statement, it is clear that the true intent of the Proposal is to question the competence and business judgment of specific directors of the Company, Dr. Rodin and Ms. Spero. Rather than focus on the subject matter of his proposal and advance an argument in support of the Proposal, the Proponent has opted to impugn the competence and business judgment of well-regarded directors. A Rule 14a-8 proposal is not the appropriate avenue for this type of attack.

Accordingly, because the Proposal questions the competence, business judgment and character of the directors, it may be excluded pursuant to Rule 14a-8(i)(8).

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3 *See, e.g., Why Airlines Keep Going Bankrupt*, Caitlen Kenney, npr.org (Dec. 16, 2011), *available at* http://www.npr.org/blogs/money/2011/12/16/143765367/why-airlines-keep-going-bankrupt.

4 Citigroup Inc., Schedule 14A, at 33, 36 (filed Mar. 12, 2014).

5 Further, Ms. Spero is currently a member of the Audit Committee. The Proposal incorrectly notes that Dr. Rodin is a member of the Audit Committee. As a result of this actual Audit Committee service (or inaccurately alleged Audit Committee service) the Proposal's prohibition on service on the Audit Committee by directors who served as directors of another company while it filed a Bankruptcy Petition is explicitly directed towards both of them. And, as discussed below, it is not clear how the Proposal's prohibition would impact their candidacy.

THE COMPANY LACKS THE POWER AND AUTHORITY TO IMPLEMENT THE PROPOSAL.

As further discussed below, the Company believes that the Proposal is vague and ambiguous. Further, to the extent the Proposal is not vague, the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement it.

Implementation of the Proposal would depend on actions by third parties. The Proposal would require the Company to "exclude" from the Audit Committee any director who was a director at a public company while it filed a Bankruptcy Petition. Applying a common sense dictionary definition to the word "exclude," the Company reads the Proposal to require the Company to ensure that all members of the Audit Committee will, at all times, satisfy the criteria identified in the Proposal.[6] The Proposal, however, focuses on whether another company on whose board an Audit Committee member serves files a Bankruptcy Petition. The Company does not have the power to control whether a completely independent company, on whose board a Company director happens to serve, files a Bankruptcy Petition. In other words, the Company cannot prevent an independent third party from filing a Bankruptcy Petition. As a result, the Company cannot ensure that all members of the Audit Committee will continue to satisfy the Proposal's criteria at all times. Therefore, it is beyond the power of the Company—and the Audit Committee members themselves—to implement the Proposal.

The Staff has previously concurred that such proposals may be excluded under Rule 14a-8(i)(6). The Staff has previously explained that exclusion of a proposal under Rule 14a-8(i)(6) "may be justified where implementing a proposal would require intervening actions by independent third parties." *See SEC Release No. 34-40018* (May 21, 1998). Consistent with this explanation, the Staff has previously and repeatedly concurred that proposals like the Proposal that require a company to prevent a third party from taking certain actions may be excluded in reliance on Rule 14a-8(i)(6). For example, in a well-known line of precedents, the Staff has concurred that it is beyond the power and authority of a company to ensure that directors meet certain criteria at all times where the proposal does not provide a mechanism to cure a violation of those criteria. In *Allegheny Technologies Inc.* (avail. Mar. 1, 2010), the proposal requested a policy that would have prohibited "any current or former chief executive officer ("CEO") of another publicly-traded company from serving on the Compensation Committee of the Board." The company argued that it lacked the authority to implement the proposal because it could not ensure that members of the compensation committee would satisfy the proposal's prohibition at all times by refusing an offer to serve as chief executive officer of a publicly-traded company. *Allegheny Technologies Incorporated* (avail. Mar. 1, 2010).

As the company in *Allegheny* argued, such decisions are within the control of each individual director, not the company. The Staff agreed that the proposal could be excluded in reliance on Rule 14a-8(i)(6) and stated that "it does not appear to be within the power of the

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6 *See* Webster's New World Dictionary (3d College Edition 1988) (defining "exclude" as, *inter alia*, "to refuse to admit, consider, include, etc.; shut out; keep from entering, happening, or being; reject; bar").

board of directors to ensure that each member of the compensation committee meets the requested criteria at all times and the proposal does not provide the board with an opportunity or mechanism to cure a violation of the criteria requested in the proposal." *Id.*[7] Implementation of the Proposal is even further removed from the Company's power than the proposal in *Allegheny Technologies* was because, in the case of the Proposal, even an Audit Committee member cannot ensure that he or she will meet the Proposal's criteria at all times—i.e., neither the Company nor the members of its Audit Committee can prevent an independent company, on whose board an Audit Committee member serves, from filing a Bankruptcy Petition. The actions of a totally independent third party—the other company on whose board the Audit Committee member serves—will control compliance with the Proposal.

After a "phase-in" period, the Proposal does not provide an opportunity to cure a violation of the Proposal's criteria. The Staff has explained in the context of proposals concerning director independence that it will not concur in the exclusion of a proposal from proxy materials in reliance on Rule 14a-8(i)(6) where the proposal provides the board with an opportunity to cure a violation of the standard requested by the proposal.[8] The Proposal, however, only allows an opportunity to cure a failure to satisfy the Proposal's criteria during an initial "phase-in" period. The Proposal states, in pertinent part:

> The board would have the discretion to phase in this requirement as soon as a qualified replacement candidate or candidates can be selected. This would permit temporary deviation from this bylaw if the board publicly discloses that the only qualified audit committee member or members are directors with such a bankruptcy history.

Thus, the Proposal provides for a "temporary deviation" if, at the time the Proposal is initially implemented, the Board of Directors announces that at that time the only persons qualified to

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[7] *See also, e.g., eBay Inc.* (avail. Mar. 26, 2008) (concurring that a proposal prohibiting the sale of dogs and cats on a website which the company did not control could be excluded under Rule 14a-8(i)(6)); *NSTAR* (avail. Dec. 19, 2007) (concurring that a company lacked the power to implement a proposal because, *inter alia*, the company could not ensure that its chairman lived outside of a certain geographic area at all times where the proposal did not include a mechanism to cure violations of that policy); *The Southern Co.* (avail. Feb. 23, 1995) (concurring that a company lacked the power to implement a proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector).

[8] *Staff Legal Bulletin No. 14C* (June 28, 2005) ("Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).").

serve on the Audit Committee do not satisfy the Proposal's criteria. After this "temporary deviation" during a "phase in" period has elapsed, the Proposal does not include a mechanic to permit the Board of Directors to cure a failure to satisfy the Proposal's criteria caused by the filing of a Bankruptcy Petition by a third party—an action plainly outside of the Company's control.

Like the proposals relating to director independence that the Staff has explained are excludable in *Staff Legal Bulletin No. 14C* and like the proposal in *Allegheny Technologies* regarding the composition of a compensation committee, the Proposal would impose a requirement that would be automatically violated by the actions of third parties outside of the Company's control, but without providing a mechanism for the Company to cure such a violation. Accordingly, the Company lacks the power and authority to implement the Proposal and may exclude it pursuant to Rule 14a-8(i)(6).

THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AS TO THE OPERATION OF MATERIAL PROVISIONS.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague.[9] The Proposal is ambiguous with respect to the manner in which several key provisions would operate.[10] For example, the Proposal would impose a flat prohibition on a Company director who was a director of another company "while" that company filed a Bankruptcy Petition from serving on the Audit Committee. However, due to the Proposal's use of the ambiguous term "while," it is not clear whether the Proposal's prohibition applies only to persons who were a director of a company *when* it initially filed a Bankruptcy Petition, or if it would prohibit from Audit Committee service any Company director who served as a director of a company at any time during a reorganization process. Accordingly, if the Proposal were adopted, neither the Company nor the stockholders could determine with certainty which persons would actually be prohibited by the Proposal from serving on the Audit Committee.

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9 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

10 Further, the Proposal states that Dr. Rodin was a member of the Audit Committee in 2014. Dr. Rodin was not a member of the Audit Committee in 2014. On the other hand, Ms. Spero, who is also referred to by the Proposal, is a member of the Audit Committee. By incorrectly stating that Dr. Rodin was a member of the Audit Committee and failing to note that Ms. Spero was a member of the Audit Committee, the Proposal is inaccurate and misleading and for this additional reason may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(3).

This ambiguity in the basic operation of the Proposal is compounded by the Proposal's provision that the Board of Directors would have "discretion to phase in" the Proposal's prohibition as soon as qualified replacement candidates can be selected. This "phase in" provision inserts further ambiguities into the operation of the Proposal:

- If adopted, would the Proposal require that current members of the Audit Committee who fail to meet the Proposal's criteria but have been re-elected by the stockholders resign from the Audit Committee (although remaining on the Board of Directors) and be replaced with another current director?

- In the alternative, would such a director be required to resign from the Board of Directors entirely with the Board of Directors obligated to conduct a search for an outside third party to fill that vacancy?

- The "phase in" provision grants the Board of Directors discretion in implementing the Proposal, but also indicates that "qualified replacement candidate[s]" must be selected "as soon as" possible. Does this mean that, if all members of the Audit Committee do not satisfy the Proposal's requirements, the Board of Directors has to place the first qualified candidate it identifies who also satisfies the Proposal's requirements on the Audit Committee?

- Or, is the Board of Directors permitted to complete a thorough search process through which it identifies a qualified candidate that also satisfies the Proposals criteria?

In light of these ambiguities, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[11] For the foregoing reasons, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(8), Rule 14a-8(i)(6) and 14a-8(i)(3) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

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[11] Division of Corporate Finance, *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), *available at* http://www.sec.gov/interps/legal/cfslb14b.htm.